

July 25, 2014

Via E-mail
Ian Webber
Chief Executive Officer
Global Ship Lease, Inc.
Portland House
Stag Place
London SW1E 5RS
United Kingdom

> **Re: Global Ship Lease, Inc.**
> **Registration Statement on Form F-3**
> **Filed July 18, 2014**
> **File No. 333-197518**

Dear Mr. Webber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Purchase Contracts, page 27

1. We note that you contemplate offering purchase contracts for the purchase or sale of your securities, one or more currencies or commodities, any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance, and/or one or more indices or baskets of such items. Please explain to us why it is appropriate for you to register the offering of purchase contracts for currencies, commodities and any other financial, economic or other measure or instrument. In your response, please describe to us the currencies, commodities and financial, economic or other measure or instrument involved and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Alternatively, please remove any language regarding the offering of purchase contracts

consisting of currencies, commodities and any other financial, economic or other measure or instrument.

2. We note that you contemplate offering purchase contracts as part of a unit which may consist of debt securities or debt obligations of third parties. Please explain to us what plans you have for issuing such units and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent that you offer units consisting of debt securities or debt obligations of third parties, counsel should address the legality of each component of the unit in its legal opinion. Alternatively, please remove any language regarding the offering of units consisting of debt securities or debt obligations of third parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Lesley Peng, Esq.